                                                                    Exhibit 99.4
                                                         AS EXECUTED - CONFORMED

                      ASSIGNMENT AND ASSUMPTION OF AMENDED
                    AND RESTATED LICENSE AND OPTION AGREEMENT


         This Assignment and Assumption of Amended and Restated License and Option Agreement (the "Agreement") is made as of July 1, 1998 by and between Astra Merck Inc., a Delaware corporation with offices at One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889-0100 ("KBI"), and its wholly owned subsidiary Astra Merck Enterprises Inc., a Delaware corporation with offices at 300 Delaware Avenue, Suite 1705, Wilmington, Delaware 19801 ("KBI-E").

                                    RECITALS

         WHEREAS, KBI and KBI-E entered into that certain Sublicense Agreement made as of February 15, 1995 (the "Original Sublicense Agreement") pursuant to the License and Option Agreement between Astra AB ("KB") and KBI made as of July 12, 1982, as heretofore amended (the "Original License Agreement");

         WHEREAS, KB and KBI, simultaneously with the execution hereof, have amended and restated the Original License Agreement in the form of that certain Amended and Restated License and Option Agreement made as of July 12, 1982, as amended and restated as of the date hereof, between KB and KBI, as such agreement is amended, modified, supplemented or restated from time to time (the "KBI License");

         WHEREAS, pursuant to the Trademark Rights Contribution Agreement (as defined in the Master Restructuring Agreement (as defined in the KBI License)) and the Selected Compounds Contribution Agreement (as defined in the Master Restructuring Agreement), which agreements have been or are being assigned by KBI Sub to Astra Pharmaceuticals, L.P., a limited partnership organized and existing under the laws of the State of Delaware (the "Partnership"), pursuant to the KBI Sub Assignment and Assumption Agreement (#1) and the KBI Sub Assignment and Assumption Agreement (#2) (as each such term is defined in the Master Restructuring Agreement), KBI has assigned to the Partnership all of its rights with respect to Trademarks and all of its rights with respect to the Selected Compounds (as defined in the Selected Compounds Contribution Agreement) and certain of its rights with respect to the Selected Uses (as defined in the Selected Compounds Contribution Agreement) for Licensed Compounds; and

         WHEREAS, KBI and KBI-E now desire to provide for the assignment of the remaining rights of KBI under the KBI License to KBI-E as a contribution to the capital of KBI-E.

         NOW, THEREFORE, in consideration of the premises and the covenants and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

A.       ASSIGNMENT OF KBI LICENSE

         1. KBI does hereby grant, convey, deliver, transfer and assign unto KBI-E, its successors and permitted assigns, forever, free and clear of any and all claims, hypothecations, deeds of trust, mortgages, liens, pledges, options, charges, easements, security interests or encumbrances of any kind or character (collectively, "Encumbrances"), (i) all of KBI's remaining right, title and interest in, to and under the KBI License other than its right, title and interest in, to and under those rights which are being or have been specifically contributed to the Partnership, pursuant to that certain Trademark Rights Contribution Agreement and Selected Compounds Contribution Agreement and the KBI Sub Assignment and Assumption Agreement (#1) between KBI Sub and the Partnership dated as of the date hereof, and the KBI Sub Assignment and Assumption Agreement (#2) between KBI Sub and the Partnership dated as of the date hereof (the "Contributed Assets"), which such Contributed Assets are not conveyed hereby, and (ii) the License Agreement made and entered into as of January 9, 1992 by and between Merck & Co., Inc., a corporation organized and existing under the laws of the State of New Jersey ("TR"), and Bayer AG, and the License Agreement made and entered into as of November 1, 1994 between TR and KBI, with respect to Lexxel(R) (collectively, the "Lexxel License"). The foregoing assignment is given for good and valuable consideration and is coupled with an interest and is therefore irrevocable. The KBI License and the Lexxel License are referred to herein collectively as the "Assigned Licenses."

         2. KBI, for itself and its successors and permitted assigns, hereby covenants and agrees that, at any time and from time to time after the date hereof, it will, upon the request of KBI-E and without further consideration, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, any and all such further acts, deeds, instruments, documents, transfers and assurances as may be reasonably required more effectively to grant, convey, deliver, transfer and assign unto KBI-E the Assigned Licenses (other than the Contributed Assets under the KBI License) granted, conveyed, delivered, transferred and assigned as provided herein.

B.       ASSUMPTION OF KBI LICENSE

         1. KBI-E hereby (i) accepts the foregoing grant, conveyance, delivery, transfer and assignment of all remaining rights of KBI under the KBI License and undertakes and expressly assumes the due and punctual performance of all remaining obligations of KBI under the KBI License other than those obligations under the KBI License relating to the Contributed Assets and (ii) accepts the foregoing grant, conveyance, delivery, transfer and assignment of all rights of KBI under the Lexxel License and undertakes and expressly assumes the due and punctual performance of all obligations of KBI under the Lexxel License. Notwithstanding the foregoing, KBI and its successors and permitted assigns shall not be released from any of such obligations under the Assigned Licenses except to the extent that they are performed by KBI-E. The above provisions shall not be construed to relieve KBI of its obligations to KB under Article X of the KBI License.

         2. KBI-E, for itself and its successors and permitted assigns, hereby covenants and agrees that, at any time and from time to time after the date hereof, it will, upon the request of KBI and without further consideration, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, any and all such further acts, deeds, instruments, documents and assurances as may be reasonably required more effectively to assume by KBI-E all of the remaining obligations (other than obligations relating to the Contributed Assets) of KBI pursuant to the KBI License and all of the obligations of KBI pursuant to the Lexxel License.

C.       ARBITRATION

         Subject to Section 9.4 of the Master Restructuring Agreement, any dispute, controversy or claim between KBI and KBI-E arising out of or related to this Agreement, or the interpretation or breach hereof, shall be settled by binding arbitration pursuant to the principles and procedures set forth in
Article 9 of the Master Restructuring Agreement.

D.       MISCELLANEOUS

         1. Capitalized terms used but not defined in this Agreement shall have the definitions set forth in the KBI License.

         2. KBI and KBI-E acknowledge and agree that this Agreement may not be amended, modified, supplemented, waived or terminated without the prior written consent of KB and the Partnership.

         3. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. KB and the Partnership shall be third party beneficiaries of this Agreement and shall have the right to enforce this Agreement against each of the parties hereto. Neither party hereto shall assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other party, KB and the Partnership. Any such permitted assignee or assignees shall expressly assume the due and punctual performance of all obligations which are so assigned, and any such assignment shall not release the assignor from such obligations except to the extent that they are performed by the assignee or assignees.

         4. This Agreement shall be construed and governed in accordance with the laws of the State of New York without regard to any choice of law rules, other than Section 5-1401 of the New York General Obligations Law.

         5. Any notice, request or other communication under or with respect to this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by telecopy transmission with confirmation of receipt, or sent by internationally recognized overnight courier service, to either party at its address set forth above. Either party by written notice to the other in accordance with the above may change the address to which such notices, requests or other communications to it shall be directed.

         6. Subject to the provisions of Section D.2, this Agreement may be amended, modified or supplemented only by a written instrument duly executed by each party, and may be waived only by a written instrument duly executed by the party to be bound. No omission or delay on the part of either party in requiring the due and punctual fulfillment by the other party of any of its obligations hereunder shall constitute a waiver by the omitting or delaying party of any of its rights to require such due and punctual fulfillment of any obligation hereunder, whether similar or otherwise, or a waiver of any remedy it may have hereunder or otherwise.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                       ASTRA MERCK INC.



                                       By: /s/ Peter E. Nugent
                                           -------------------------------
                                           Name:  Peter E. Nugent
                                           Title: President


                                       ASTRA MERCK ENTERPRISES INC.



                                       By: /s/ Peter E. Nugent
                                           -------------------------------
                                           Name:  Peter E. Nugent
                                           Title: President


Acknowledged and Consented by:

ASTRA AB
     (publ)



By: /s/ Goran Lerenius
    -------------------------------
    Name:  Goran Lerenius
    Title: Authorized Signatory


                                       5